================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*





                                INHIBITEX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45719T10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================
                               Page 1 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 2 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 2 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 3 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 4 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 11, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 4 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 5 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 11, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 5 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 6 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA 11 GP, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Liability Company
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
================================================================================

                               Page 6 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 7 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Michael James Barrett
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        89,492 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               89,492 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,565,270 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 7 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 8 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 8 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 9 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 9 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 10 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 10 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 11 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 11 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 12 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Scott D. Sandell
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 12 of 24 pages

====================                                         ===================
CUSIP NO. 45719T10 3                  13D                    PAGE 13 OF 24 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Eugene A. Trainor III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,475,778 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,475,778 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,475,778 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 13 of 24 pages

                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

       This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Inhibitex, Inc. (the "Issuer") having its principal executive office at 9005 Westside Parkway, Alpharetta, Georgia 30009.

Item 2.   Identity and Background.
          -----------------------

       This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10") and New Enterprise Associates 11, Limited Partnership ("NEA 11"); NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10; NEA Partners 11, Limited Partnership ("NEA Partners 11"), which is the sole general partner of NEA 11; NEA 11 GP, LLC (the "GPLLC") which is the sole general partner of NEA Partners 11; Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott
D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively referred to herein, as appropriate, as the "General Partners" the "Managers" or the "General Partners and Managers"). The General Partners are the individual general partners of NEA Partners 10. The Managers are the individual managers of the GPLLC. NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC and the General Partners and Managers are sometimes referred to collectively herein as the "Reporting Persons."

       The address of the principal business office of NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

       The principal business of NEA 10 and NEA 11 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 and NEA Partners 11 is to act as the general partner of NEA 10 and NEA 11, respectively. The principal business of the GPLLC is to act as the general partner of NEA Partners 11. The principal business of each of the General Partners and Managers is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses and to act as manager of the GPLLC.

       During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Each of NEA 10, NEA Partners 10, NEA 11 and NEA Partners 11 is a limited partnership organized under the laws of the State of Delaware. The GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the General Partners and the Managers is a United States citizen.

                               Page 14 of 24 pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

       NEA 10 purchased 1,757,812 shares of Common Stock, $0.001 par value per share (the "NEA 10 Private Placement Common Shares") for $1.28 per share from the Issuer in a privately-negotiated transaction (the "Sale") among the Issuer, NEA 10, NEA 11 and certain other purchasers that closed on October 28, 2009. In connection with the purchase of the NEA 10 Private Placement Common Shares, NEA 10 also acquired a warrant to purchase 791,015 shares of Common Stock at an exercise price of $1.46 per share (the "NEA 10 Private Placement Warrant Shares" and, together with the NEA 10 Private Placement Common Shares, the "NEA 10 Private Placement Shares"), which warrants are exercisable within 60 days. The aggregate purchase price of the NEA 10 Private Placement Shares was $2,249,999.36.

       The working capital of NEA 10 was the source of the funds for the purchase. No part of the purchase price paid by NEA 10 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 10 Private Placement Shares. As a result of the transaction, NEA 10 now holds 6,898,294 shares of Common Stock (the "NEA 10 Common Shares") and warrants to purchase 965,765 shares of Common Stock (the "NEA 10 Warrant Shares" and, together with the NEA 10 Common Shares, the "NEA 10 Shares"), which warrants are exercisable within 60 days. Barrett is a member of the Issuer's board of directors and is also a general partner of NEA Partners 10.

       NEA 11 purchased 585,937 shares of Common Stock, $0.001 par value per share (the "NEA 11 Private Placement Common Shares") for $1.28 per share from the Issuer in the Sale. In connection with the purchase of the NEA 11 Private Placement Common Shares, NEA 11 also acquired a warrant to purchase 263,671 shares of Common Stock at an exercise price of $1.46 per share (the "NEA 11 Private Placement Warrant Shares" and, together with the NEA 11 Private Placement Common Shares, the "NEA 11 Private Placement Shares"), which warrants are exercisable within 60 days. The aggregate purchase price of the NEA 11 Private Placement Shares was $749,999.36.

       The working capital of NEA 11 was the source of the funds for the purchase. No part of the purchase price paid by NEA 11 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 11 Private Placement Shares. As a result of the transaction, NEA 11 now holds 1,941,407 shares of Common Stock (the "NEA 11 Common Shares") and warrants to purchase 670,312 shares of Common Stock (the "NEA 11 Warrant Shares" and, together with the NEA 11 Common Shares, the "NEA 11 Shares"), which warrants are exercisable within 60 days. Barrett is a member of the Issuer's board of directors and is also a manager of the GPLLC.

       Prior to the transaction, NEA 10 held 5,140,482 shares of Common Stock of the Issuer and warrants to purchase 174,750 shares of Common Stock exercisable within 60 days and NEA 11 held 1,355,470 shares of Common Stock of the Issuer and warrants to purchase 406,641 shares of Common Stock exercisable within 60 days.

Item 4.   Purpose of Transaction.
          ----------------------

       NEA 10 acquired the NEA 10 Private Placement Shares for investment purposes. NEA 11 acquired the NEA 11 Private Placement Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10, NEA 11 and the other Reporting Persons may dispose of or acquire additional Shares of the Issuer. Barrett is a member of the board of directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                               Page 15 of 24 pages

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

       (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) NEA 10 is the record owner of the NEA 10 Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares. As the individual general partners of NEA Partners 10, each of the General Partners may be deemed to own beneficially the NEA 10 Shares.

             NEA 11 is the record owner of the NEA 11 Shares. As the general partner of NEA 11, NEA Partners 11 may be deemed to own beneficially the NEA 11 Shares. As the general partner of NEA Partners 11, the GPLLC may be deemed to own beneficially the NEA 11 Shares. As individual managers of the GPLLC, each of the Managers may be deemed to own beneficially the NEA 11 Shares.

             Barrett is the record owner of 60,992 shares of Common Stock (the "Barrett Common Shares") and, as a director of the Issuer, has been granted options to purchase 28,500 shares of Common Stock exercisable within 60 days (the "Barrett Option Shares" and, together with the Barrett Common Shares, the "Barrett Shares"). Accordingly, as of the date hereof, Barrett may be deemed to be the beneficial owner of the Barrett Shares for a total of an additional 89,492 shares of Common Stock.

             The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. With respect to each Reporting Person other than Barrett, such percentage is calculated based upon 61,515,883 shares deemed to be outstanding, which

                               Page 16 of 24 pages
             includes (a) 43,547,136 shares reported to be outstanding as of August 6, 2009 in the Issuer's Form 10-Q filed for the period ending June 30, 2009 (the "10-Q Shares") and (b) an aggregate of 17,968,747 shares of Common Stock newly-issued by the Issuer in the Sale and reported in the Issuer's Form 8-K filed on October 28, 2009 (the "Private Placement Shares"), as adjusted pursuant to Rule 13d-3(d)(l).

             With respect to Barrett, such percentage is calculated based upon 61,544,383 shares deemed to be outstanding, which includes (a) the 10-Q Shares and (b) the Private Placement Shares, as adjusted pursuant to Rule 13d-3(d)(l).

             Each Reporting Person disclaims beneficial ownership of all shares of Common Stock except to the extent of their pecuniary interest therein, if any.

     (b)     Regarding the number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

             (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

             (iii) sole power to dispose or to direct the disposition: See line
                   9 of cover sheets.

             (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

     (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the NEA 10 Shares or the NEA 11 Shares beneficially owned by any of the Reporting Persons.

     (e) Stewart Alsop II and Peter T. Morris have ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
          Securities of the Issuer.
          ------------------------

       Each of NEA 10 and NEA 11 is a party to a Stock and Warrant Purchase Agreement dated October 22, 2009 (the "Purchase Agreement"), a form of which is attached as Exhibit 10.53 to the Issuer's Form 8-K filed on October 28, 2009 and incorporated by reference herein.

       Each of NEA 10 and NEA 11 received a Warrant from the Issuer dated October 28, 2009 (the "Warrant"), a form of which is attached as Exhibit 10.54 to the Issuer's Form 8-K filed on October 28, 2009 and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

          Exhibit 2 - Power of Attorney regarding Schedule 13D filings.

                               Page 17 of 24 pages

          Exhibit 3 - Purchase Agreement dated October 22, 2009*

          Exhibit 4 - Warrant dated October 28, 2009*


       *Incorporated by reference from the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 28, 2009.



















                               Page 18 of 24 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     November 6, 2009

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:       NEA PARTNERS 10, LIMITED PARTNERSHIP
          General Partner

          By:            *
                ------------------------
                Eugene A. Trainor III
                General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                 *
          ------------------------
          Eugene A. Trainor III
          General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:       NEA PARTNERS 11, LIMITED PARTNERSHIP
          General Partner

          By:   NEA 11 GP, LLC
                General Partner

                By:               *
                        ------------------------
                        Eugene A. Trainor III
                        Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:       NEA 11 GP, LLC
          General Partner

          By:             *
                ------------------------
                Eugene A. Trainor III
                Manager

NEA 11 GP, LLC

By:                 *
          ------------------------
          Eugene A. Trainor III
          Manager

                               Page 19 of 24 pages

         *
---------------------------------
Michael James Barrett

         *
---------------------------------
Peter J. Barris

         *
---------------------------------
C. Richard Kramlich

        *
---------------------------------
Charles W. Newhall III

         *
---------------------------------
Mark W. Perry

         *
---------------------------------
Scott D. Sandell

         *
---------------------------------
Eugene A. Trainor III

                                       */s/ Louis S. Citron
                                       -----------------------------------------
                                       Louis S. Citron
                                       As attorney-in-fact

       This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

                               Page 20 of 24 pages

                                    AGREEMENT

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Inhibitex, Inc.


       EXECUTED this 6th day of November, 2009.


NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:       NEA PARTNERS 10, LIMITED PARTNERSHIP
          General Partner

          By:             *
                ------------------------
                Eugene A. Trainor III
                General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                 *
          ------------------------
          Eugene A. Trainor III
          General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:       NEA PARTNERS 11, LIMITED PARTNERSHIP
          General Partner

          By:   NEA 11 GP, LLC
                General Partner

                By:                *
                        ------------------------
                        Eugene A. Trainor III
                        Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:       NEA 11 GP, LLC
          General Partner

          By:              *
                ------------------------
                Eugene A. Trainor III
                Manager

NEA 11 GP, LLC

By:                 *
          ------------------------
          Eugene A. Trainor III
          Manager

                               Page 21 of 24 pages

         *
---------------------------------
Michael James Barrett

         *
---------------------------------
Peter J. Barris

         *
---------------------------------
C. Richard Kramlich

        *
---------------------------------
Charles W. Newhall III

         *
---------------------------------
Mark W. Perry

         *
---------------------------------
Scott D. Sandell

         *
---------------------------------
Eugene A. Trainor III

                                       */s/ Louis S. Citron
                                       -----------------------------------------
                                       Louis S. Citron
                                       As attorney-in-fact

       This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

                               Page 22 of 24 pages

                                                                       EXHIBIT 2

                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

       IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of March, 2007.

                                       /s/ Forest Baskett
                                       -----------------------------------------
                                       Forest Baskett

                                       /s/ M. James Barrett
                                       -----------------------------------------
                                       M. James Barrett

                                       /s/ Peter J. Barris
                                       -----------------------------------------
                                       Peter J. Barris

                                       /s/ Ryan Drant
                                       -----------------------------------------
                                       Ryan Drant

                                       /s/ Shawn Conway
                                       -----------------------------------------
                                       Shawn Conway

                                       /s/ Paul Hsiao
                                       -----------------------------------------
                                       Paul Hsiao

                                       /s/ Vladimir Jacimovic
                                       -----------------------------------------
                                       Vladimir Jacimovic

                                       /s/ Patrick J. Kerins
                                       -----------------------------------------
                                       Patrick J. Kerins

                                       /s/ Suzanne King
                                       -----------------------------------------
                                       Suzanne King

                                       /s/ Krishna S. Kolluri
                                       -----------------------------------------
                                       Krishna S. Kolluri

                               Page 23 of 24 pages

                                       /s/ C. Richard Kramlich
                                       -----------------------------------------
                                       C. Richard Kramlich

                                       /s/ Charles M. Linehan
                                       -----------------------------------------
                                       Charles M. Linehan

                                       /s/ Peter T. Morris
                                       -----------------------------------------
                                       Peter T. Morris

                                       /s/ John M. Nehra
                                       -----------------------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       -----------------------------------------
                                       Charles W. Newhall III

                                       /s/ Jason R. Nunn
                                       -----------------------------------------
                                       Jason R. Nunn

                                       /s/ Mark W. Perry
                                       -----------------------------------------
                                       Mark W. Perry

                                       /s/ Michael Raab
                                       -----------------------------------------
                                       Michael Raab

                                       /s/ Scott D. Sandell
                                       -----------------------------------------
                                       Scott D. Sandell

                                       /s/ A. Brooke Seawell
                                       -----------------------------------------
                                       A. Brooke Seawell

                                       /s/ Eugene A. Trainor III
                                       -----------------------------------------
                                       Eugene A. Trainor III

                                       /s/ Sigrid Van Bladel
                                       -----------------------------------------
                                       Sigrid Van Bladel

                                       /s/ Ravi Viswanathan
                                       -----------------------------------------
                                       Ravi Viswanathan

                                       /s/ Harry Weller
                                       -----------------------------------------
                                       Harry Weller

                               Page 24 of 24 pages